SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2010
BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

14 December, 2010

BP AGREES TO SELL UPSTREAM INTERESTS IN PAKISTAN

TO UNITED ENERGY GROUP LIMITED

BP announced today that it has entered into an agreement to sell almost all of its exploration and production assets in Pakistan to United Energy Group Limited (UEG).

UEG will pay BP a total of $775 million in cash for these assets which consist of nine producing and exploration blocks in Sindh province and four offshore exploration blocks in the Arabian Sea. The assets are held by
BP Pakistan Exploration and Production Inc., BP Pakistan (Badin) Inc. and BP Exploration Alpha Ltd.  The transaction is expected to be completed in the 1st half of 2011.

The sale of these interests in Pakistan is part of BP's plan, announced in July 2010, to divest up to $30 billion of assets by the end of 2011. Before the agreement to sell these assets in in Pakistan, BP already had sales agreements in place totalling approximately $21 billion. The proceeds of this latest sale will be used by BP to increase the cash available to the group.

BP group chief executive Bob Dudley said: "Today's agreement is further evidence of the rapid progress BP has made towards the divestment target we set out last summer. We now have agreements to secure the majority of our divestment target. We are continuing to identify further assets that may be strategically more valuable to others than to BP as we complete the programme."

Under the terms of the agreement, UEG is required to pay BP a cash deposit of $100 million with the balance of the proceeds due on completion of the sale.

Completion of the transaction is subject to closing conditions including the receipt of all necessary governmental and regulatory approvals.

BP Pakistan's current net production is about 35,000 barrels of oil equivalent a day (boed). Gross oil production is around 10,000 b/d while gas production is approximately 200 million standard cubic feet a day.

Notes to Editors

As of 31 December, 2009, proved reserves attributable to BP's share in these assets were, for BP Group reporting purposes, 43.1 million barrels of oil equivalent.

BP is also non-operating partner with Pakistan Exploration Limited in three offshore exploration blocks in Pakistan and with Oil & Gas Development Company in another block, which are not included in this asset sale.

UEG is primarily engaged in the upstream oil and gas business, including exploitation, development and production of crude oil and natural gas and the provision of patented technologies in oilfield supporting services in China and Indonesia. The acquisition of the BP assets is its first venture in Pakistan.

Assets included in the sale are:

Onshore Assets

License	BP Working Interest (%)	Partners
Badin - I	100	-
Badin - II	51	Oil & Gas Development Company Ltd
Badin - IIR	76	Oil & Gas Development Company Ltd
Badin - III	60	Oil & Gas Development Company Ltd Government Holdings (Private) Limited
Mehran	75	Government Holdings (Private) Limited
Mirpur Khas	51.3	Government Holdings (Private) Limited BowEnergy Resources (Pakistan) SRL Zaver Petroleum Corporation Limited
Khipro	51.3	Government Holdings (Private) Limited BowEnergy Resources (Pakistan) SRL Zaver Petroleum Corporation Limited
Digri	75*	*Pending potential 25% Government of Pakistan mandated sell down
Sanghar South	100	-

Offshore Assets

License	BP Working Interest (%)	Partners
Offshore S	50.0	Oil & Gas Development Company Ltd
Offshore U	72.5	Oil & Gas Development Company Ltd
Offshore V	72.5	Oil & Gas Development Company Ltd
Offshore W	80.0	Oil & Gas Development Company Ltd

Media enquiries

BP Press Office London: +44 20 7496 4076,
bppress@bp.com
www.bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 14 December 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary